EXHIBIT K

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 30, 2017. All such transactions were sales effected in the open market.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Proceeds
10/26/2017	Sell	American Call Option	(750,000) (1)	$1.55

(1)	Represents Shares underlying American-style call options that are exercisable through January 19, 2018.